Agreement and Plan of Reorganization:

On August 8, 2002, Strong Equity Funds, Inc., on behalf of Strong Advisor Large Company Core Fund and Strong Large Company Growth Fund, and Advisors Series Trust ("AST"), a Delaware business trust, on behalf of the Rockhaven Fund and Rockhaven Premier Dividend Fund, approved an Agreement and Plan of Reorganization ("the Agreement") providing for the transfer of substantially all of the assets and liabilities of each Rockhaven Fund to a corresponding Strong Fund in exchange for shares of such Strong Fund in a tax-free reorganization. At a special meeting of shareholders of the Rockhaven Funds held on August 30, 2002, the shareholders voted to approve the agreement. The results of the shareholder meeting are in attachment 77.(C).

Effective September 16, 2002, Strong Advisor Large Company Core Fund (a newly created series) acquired, through a non-taxable exchange, substantially all of the net assets of Rockhaven Fund. Strong Advisor Large Company Core Fund issued 746,189 shares, valued at $6,521,833. The net assets of Rockhaven Fund included net unrealized depreciation of $269,142. Strong Capital Management, Inc. continued as the investment advisor.

Effective September 16, 2002, Strong Large Company Growth Fund (a newly created series) acquired, through a non-taxable exchange, substantially all of the net assets of Rockhaven Premier Dividend Fund. Strong Large Company Growth Fund issued 1,979,821 shares, valued at $21,712,756. The net assets of Rockhaven Premier Dividend Fund included net unrealized depreciation of $1,466,827. Strong Capital Management, Inc. continued as the investment advisor.